ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Updates 2012 Second Quarter Financial Results

Quarterly Revenues Are Expected to be About $22.5 Million;

Signed a Contract with a Large Telecommunications Company Valued at About $10-15 Million

Burlington, MA, July 9, 2012 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced that it anticipates revenues for the second quarter ended June 30, 2012 to be about $22.5 million, representing about 9% year-over-year growth. These numbers do not reflect any revenues from a contract, signed just after the close of the second quarter and announced today, valued at about $10 million which, subject to certain terms and conditions, can grow to $15 million or more over the next 5 years. Substantial amounts of this contract are expected to be recognized in the third and fourth quarter of 2012.

Based on preliminary estimates of operating costs, anticipated net income is expected to be about breakeven. Non-GAAP net income is expected to be about $1 million, or $0.03 per share (Non-GAAP net income excludes amortization of intangible assets expenses of about $200,000, share-based compensation expenses of about $700,000, and tax expenses of about $100,000 in the second quarter of 2012).

The Company estimates that its cash, cash-equivalents, short and long-term investments were approximately $50 million as of June 30, 2012.

“As announced today, we signed a significant contract with one of the largest telecommunication companies in the world, which selected our optimization and mobility solutions to standardize and enhance the workflow of tens of thousands of field technicians,” said Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “This major win, together with other substantial contracts we signed up to end of the second quarter, improve our visibility into our revenues for the remainder of the year as we continue with the expansion plan of our operations and also in the development of the ClickAppStore for business applications. This growth engine is being well received in the market, establishing ClickSoftware as a leader in business mobility,” BenBassat continued.

The above assessment for the second quarter of 2012 is based on the Company’s initial analysis and is subject to change as additional financial information becomes available. ClickSoftware will release its second quarter financial results and will provide an update regarding its annual guidance on Wednesday, July 25, 2012, during pre-market hours. A press release announcing dial-in and webcasting details for the related conference call will be issued in advance.

About ClickSoftware

ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premises, create business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 30 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP  vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com, follow us on Twitter, the content of which is not incorporated herein by reference.

Use of Non-GAAP Financial Results

In addition to disclosing preliminary estimates of our financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), this press release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding our expected revenues and net income for the second quarter of 2012, our anticipated cash, cash-equivalents and investments as of June 30, 2012, and the expected amount and timing of revenues from, and their expected impact on results in future quarters, from a new contract announced today. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2011 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.